

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 20, 2023

Michael J. Alkire
President and Chief Executive Officer
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re: Premier, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **Filed August 16, 2022**
> **File No. 001-36092**

Dear Michael J. Alkire:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services